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                                                                    Exhibit 4(b)


                                    AMENDMENT
                                     TO THE
                     CLARCOR 401(k) RETIREMENT SAVINGS PLAN

          1. The following new Section 7.9 shall be added to the Plan and Sections 7.9 and 7.10 shall be renumbered Sections 7.10 and 7.11 respectively:

          7.9  LOANS

               (a) Effective August 1, 1992, upon the submission by the Participant of a written loan application form as prescribed by the Committee, the Committee shall grant a loan to such Participant from his Accounts; provided, however, that if the Committee reasonably believes that the Participant either does not intend to repay the loan or lacks proper financial ability to repay the loan, it shall not grant such a loan; and further provided that a Participant may have only one loan outstanding at any time, and may not receive more than one loan per Plan Year. A reasonable loan processing fee shall be charged to the Participant in connection with each loan application.

               (b) The amount of any loan shall not be less than $1,000 and shall not exceed 50% of the amount which the Participant would be entitled to receive from his Accounts if he had resigned from the service of the Employer and all Affiliates and his Determination Date next preceded the date of authorization; provided, however, that the amount of such loan shall not exceed $50,000 reduced by the highest outstanding balance of loans to the Participant from the Trust Fund during the one-year period ending on the day before the date on which such loan is made or modified.

               (c) Such loans shall be made available on a reasonably equivalent basis to all Participants and beneficiaries who have vested Account balances in the Plan and who either (i) are active employees or (ii) are determined by the Committee to be "parties in interest" as that term is defined in Section 3(14) of ERISA, so long as the making of such loans does not discriminate in favor of Highly Compensated Employees.

               (d) Loans shall be made on such terms as the Committee may prescribe, provided that any such loan shall be evidenced by a note, shall bear a rate of interest on the unpaid principal thereof equal to 2 percentage points above the prime rate as quoted by the

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     Wall Street Journal on the first business day of the Plan Quarter coincident with or preceding the date the loan request is approved, unless the Committee determines that such interest rate is not commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, and shall be secured by 50% of the Participant's vested Account balances and such other security as the Committee in its discretion deems appropriate.

               (e) The funds needed to provide the principal amount of the loan shall be paid from the Participant's accounts according to the following schedule: (i) first, from the Participant's After-Tax Account; (ii) second, from the Participant's Rollover Account; (iii) third, from the Participant's Before-Tax Account (and within such Account, from the Basic Before-Tax sub-account first); and (iv) fourth, from the Participant's Matching Account. Within each such account, the funds needed to provide the principal amount of the loan shall come from the Fixed Income Fund, the Bond Fund, the Balanced Fund, the Equity Fund, and the Company Stock Fund, in that order.

               (f) Loans shall be repaid by the Participant by payroll deduction or any other method approved by the Committee which requires level amortization of principal and repayments not less frequently than quarterly. Such loans shall be repaid over a period not to exceed 5 years (except for loans used to acquire a dwelling unit which within a reasonable time is to be used as the principal residence of the Participant as determined under the applicable Code provisions) in accordance with procedures established by the Committee from time to time. Notwithstanding the foregoing, a Participant may prepay a loan in full at any time without penalty.

               (g) Periodic loan repayments shall first be credited to the Matching Account, until all amounts which were liquidated from the loan principal amount from that Account, if any, have been repaid. Repayments shall then be credited to the Before-Tax Account loan balance, if any, then the Rollover Account loan balance, if any, then the After-Tax Account loan balance, if any.

               (h) Loan repayments shall be invested in the same proportions within each such Account as the Participant's current contributions are being invested in the Funds, until all amounts which were liquidated for the loan principal amount from those Accounts have


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     been repaid.  If a Participant is not currently contributing to the Plan or if no current investment election is on file, all repayments will then be credited in the same sequence as provided in (g) above in the same proportions within each such Account as the latest investment election on file for the Participant, until all amounts which were liquidated for the loan principal amount from those Accounts have been repaid. Any accrued interest on the loan balance in the various Accounts will be credited to the Fund to which the related principal repayment is credited and shall be allocated pursuant to Article 5.

               (i) Loans shall be an asset of the Participant's Accounts and shall be treated in the manner of a segregated account. Upon the failure of a Participant to make loan payments or some other event of default set forth in the promissory note, upon the Participant's termination of employment, or upon termination of the Plan pursuant to
     Section 11.2, such loan shall become due and payable, and the unpaid balance of such loan, including any unpaid interest, may in the Committee's discretion be charged against the Participant's Account balances pledged as security for the loan; provided, that any unpaid balance of such loan, including any unpaid interest, shall be charged against such Account balances before any distribution to the Participant. If after the Participant's Account balances have been so charged, there remains an unpaid balance of any such loan and interest, then the remaining unpaid balance of such loan shall be charged against any property pledged as security with respect to such loan.


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